UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number: 001-33562

For the month of: November, 2014

PLATINUM GROUP METALS LTD.

Suite 788 — 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 25, 2014	“R. Michael Jones”
R. MICHAEL JONES
DIRECTOR & CEO

EXHIBIT INDEX

Exhibit	Description

99.1

Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 14’ 11”S, Longitude 28° 54’ 42”E) with an exploration drilling update effective date of October 21, 2014 and a mineral resource estimate effective date of June 12, 2014*

99.2	Consent of Qualified Person dated November 24, 2014
99.3	Consent of Qualified Person dated November 24, 2014

* Incorporated by reference into the Company’s preliminary offering circular dated November 3, 2014.